UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: June 2026

Commission file number: 001-38094

FORESIGHT AUTONOMOUS HOLDINGS LTD.

(Translation of registrant’s name into English)

7 Golda Meir

Ness Ziona 7403650 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

VisionWave Agreement

As previously disclosed, on April 19, 2026, Foresight Autonomous Holdings Ltd. (the “Company”) and VisionWave Holdings, Inc. (Nasdaq: VWAV) (“VisionWave” and together with the Company, the “Parties”) entered into a non-binding letter of intent, which summarized the principal terms of a proposed strategic transaction. On June 3, 2026, the Parties entered into securities exchange agreement (the “Agreement”) for strategic investment in the Company by VisionWave and leveraging the synergies between the Parties by integrating the Company’s camera-based perception systems into VisionWave’s defense and commercial autonomous products. The transactions contemplated by the Agreement (collectively, the “Transaction”) are intended to be implemented in two stages (each, a “Stage”), with each Stage subject to the satisfaction (or waiver) of the applicable conditions set forth therein.

Pursuant to Stage 1 of the Transaction, VisionWave will acquire 46% of the Company’s issued and outstanding ordinary shares in exchange for shares of VisionWave’s common stock valued at approximately $15.48 million (based on a 5-day volume-weighted average price of VisionWave shares preceding closing). In Stage 2 of the Transaction, VisionWave will acquire an additional 6% of the Company’s share capital (calculated as of the Stage 1 closing), and the Company will receive VisionWave common stock valued at approximately $2.02 million (based on a 5-day volume-weighted average price of VisionWave shares preceding Stage 2 closing). Stage 2 of the Transaction is subject to meeting a milestone, which is defined as the commencement of a pilot project in the commercial, defense and/or security sector with a commercial client, utilizing the integrated perception platform capabilities, as evidenced by a binding agreement with such customer and the execution of project activities.

Upon completion of Stage 2, VisionWave shall beneficially own 52% of the Company’s issued and outstanding ordinary shares as of the date of Stage 1 closing, in exchange for shares of VisionWave’s common stock with an aggregate value of $17,500,000 (as of the dates of issuance thereof). In addition, the Agreement provides for a protection mechanism with respect to the VisionWave shares issued to the Company, intended to preserve 65% of their economic value (i.e., approximately $10.05 million for Stage 1 and approximately $1.31 million for Stage 2) for a period of two years from each respective closing. Within forty five days following each closing date, VisionWave has agreed to prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-1 (or, if eligible, Form S-3) or such other appropriate form (the “Registration Statement”) covering the resale of such VisionWave common stock by the Company.

Following the closing of Stage 1 of the Transaction, VisionWave will have the right to designate two individuals, and following the closing of Stage 2, one additional individual (for a potential total of three designees), to serve on the Company’s board of directors, subject to shareholder approval. The Parties also agreed to use commercially reasonable efforts to preserve the service of the members of the Company’s current executive management team for a period of two years following the closing of Stage 1 of the Transaction. The Company is required to use at least 50% of any cash proceeds generated from the sale of any shares of VisionWave common stock for the development, commercialization, and operation of the integrated perception platform to ensure alignment with the Transaction’s strategic purpose.

The securities described above were offered pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D promulgated thereunder. The securities have not been registered under the Securities Act or applicable state securities laws. Accordingly, the securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

The foregoing description of the Agreement does not purport to be complete and are qualified in its entirety by the terms of the Agreement, which is attached hereto as Exhibit 10.1, and is incorporated herein by reference.

Press Release

On June 8, 2026, the Company issued a press release titled “Foresight Secures $17.5 Million Strategic Investment from VisionWave at a $34 Million Valuation Post Investment to Advance AI Perception Capabilities for Defense and Security,” a copy of which is furnished as Exhibit 99.1 with this Form 6-K.

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K (this “Report”) contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements when it discusses the expected closings of the Transactions and the timing thereof and the anticipated use of proceeds. All statements other than statements of historical facts included in this Form 6-K are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control, including risks and uncertainties described in the Company’s annual report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 25, 2026. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

This Report is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-292104, 333-276709 and 333-286221) and Form S-8 (Registration Nos. 333-293074, 333-229716, 333-239474, 333-268653 and 333-280778), filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
10.1	Securities Exchange Agreement, dated June 3, 2026, by and between Foresight Autonomous Holdings Ltd. and VisionWave Holdings, Inc.
99.1

Press release issued by Foresight Autonomous Holdings Ltd. on June 8, 2026, titled “Foresight Secures $17.5 Million Strategic Investment from VisionWave at a $34 Million Valuation Post Investment to Advance AI Perception Capabilities for Defense and Security.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Foresight Autonomous Holdings Ltd.
(Registrant)

Date:	June 8, 2026	By:	/s/ Eli Yoresh
		Name:	Eli Yoresh
		Title:	Chief Financial Officer